Mail Stop 4561

April 21, 2009

Richard Heaps
Chief Financial Officer
Selectica, Inc.
1740 Technology Drive, Suite 450
San Jose, CA 95110

> **Re: Selectica, Inc.**
> **Form 8-K filed on February 3, 2008**
> **File No. 000-29637**

Dear Mr. Heaps:

We have reviewed your response letter dated April 1, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 27, 2009.

Form 8-K filed on February 3, 2009

1.   We have reviewed your response concerning the non-GAAP operating statement columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it's been presented. Consequently, we believe it should be removed in future filings.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant